NEWS RELEASE
Kelso Technologies Inc.
(The “Company” or “Kelso”)	January 7, 2015

Canada:TSX: KLS
United States:NYSE MKT: KIQ

ORGANIZATIONAL CHANGES FOR 2015

Vancouver, British Columbia and Downers Grove, Illinois, – The Company reports that it is making several changes to its organizational structure to address the challenges of future business development.

Effective January 2, 2015 Mr. Anthony (Tony) J. Andrukaitis became the Executive Vice President of Business Development for the Company and will take an active management role in pursuing growth of business opportunities including mergers and acquisitions.  He joined the Board of Directors (BOD) of Kelso as an independent director on August 24, 2011 and going forward will continue to serve Kelso as a non-independent director.

Mr. Andrukaitis is an accomplished business executive with over 25 years of senior management experience in the railroad sector.  He is the past Chief Operations Officer of Trinity Rail and past President of Trinity Tank Car Inc. both subsidiaries of Trinity Industries of Dallas, Texas.  He is also the past President and CEO of GATX Terminals Corporation of Chicago, IL.  He is a CPA and holds a Bachelor of Science degree in accounting from the University of Illinois and an MBA from DePaul University.

To better meet the policies and guidelines of the Toronto Stock Exchange and NYSE Markets Exchange the Company has now expanded its BOD from five (5) directors to six (6) directors and intends to expand to seven (7) directors at its Annual General Meeting in 2015.  In accordance with its Articles of Incorporation, the Company’s BOD can appoint one additional director to increase the number of directors to six (6) without shareholder approval.  The expansion of the BOD to seven (7) directors must be approved by the shareholders at Kelso’s next Annual General Meeting tentatively scheduled for June 2015.

To meet its current requisite number of independent directors as a result of the recent appointment of Mr. Andrukaitis as an officer, the Company is pleased to announce the appointment of Mr. Phil Dyer as a director of the Company effective January 2, 2015.  Mr. Dyer is an experienced banking professional and is the past President of the Plano, TX based LegacyTexas Bank.  He is also the former mayor of Plano, TX, having served from 2009 to 2013.  He holds a Bachelor’s degree from the University of Texas and an MBA from East Texas State University.  Mr. Dyer will serve as an independent director and a member of the Company’s Audit Committee.

The Company in consideration for these appointments has granted an additional 300,000 incentive stock options to Mr. Andrukaitis and 200,000 incentive stock options to Mr. Dyer at an exercise price of US$ 5.90 per common share for a period of five years, and all options vest immediately.

About Kelso Technologies

Kelso is a railway equipment supplier that designs, produces and sells proprietary tank car service equipment used in the safe loading, unloading and containment of hazardous materials during transport.  Products are specifically designed to provide economic and operational advantages while reducing the potential effects of human error and environmental harm during the transport of hazardous materials.  The Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue and increased concerns about railroad safety in North America.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted on www.sedar.com.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable Canadian securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the Company is experiencing rapid multi-million dollar revenue growth based on its expanding commercial product catalogue.  Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; we may not be able to grow and sustain anticipated revenue streams, as regulatory requirements may change to our detriment or competitors may offer better or cheaper products. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	7773 – 118A Street North Delta, BC, V4C 6V1 www.kelsotech.com